Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-183618) of Petróleo Brasileiro S.A. - Petrobras of our report dated February 25, 2014 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Petróleo Brasileiro S.A. - Petrobras Form 6-K dated February 26, 2014 and the related amendment on Form 6-K/A dated March 10, 2014. We also consent to the reference to us as experts under the heading “Independent Registered Public Accounting Firm” in such Registration Statement. We also consent to the reference to us under the heading “Selected Financial Data” in such Registration Statement.

/s/PricewaterhouseCoopers Auditores Independentes Rio de Janeiro, Brazil March 10, 2014